UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number:     1-8940

Deferred Profit-Sharing Plan for Craft Employees

(Exact name of registrant as specified in its charter)

6601 West Broad Street

Richmond, Virginia 23230

(804) 274-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests in the Deferred Profit-Sharing Plan for Craft Employees

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule/provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)	☐	Rule 15d-6	☐
Rule 12h-3(b)(1)(i)	☒

Approximate number of holders of record as of the certification or notice date: None*

* Effective as of September 1, 2009, the Deferred Profit-Sharing Plan for Craft Employees has been merged into the Deferred Profit-Sharing Plan for Tobacco Workers, which has been renamed the Deferred Profit-Sharing Plan for Hourly Employees. As a result, interests in the Deferred Profit-Sharing Plan for Craft Employees, which constituted securities registered pursuant to the Securities Act of 1933, as amended, no longer exist. Therefore, this Form 15 has been filed to reflect the suspension of the plan’s duty to file reports under Section 15(d) of the Securities Exchange Act of 1934, as amended. Reports will continue to be filed for the Deferred Profit-Sharing Plan for Hourly Employees.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Deferred Profit-Sharing Plan for Hourly Employees, as the successor plan to the Deferred Profit-Sharing Plan for Craft Employees, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: November 16, 2009		Deferred Profit-Sharing Plan for Hourly Employees, as Successor to the Deferred Profit-Sharing Plan for Craft Employees

	By:	/s/ PETER C. FAUST
		Name:	Peter C. Faust
		Title:	Vice President, Compensation & Benefits, Altria Client Services Inc.